UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to             .
Commission file number 1-16091
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
PolyOne Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2015	POLYONE RETIREMENT SAVINGS PLAN
	By:	PolyOne Corporation Retirement Plan Committee

	By:	/s/ Bradley C. Richardson
	Name:	Bradley C. Richardson
	Title:	Executive Vice President and Chief Financial Officer

PolyOne Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

The PolyOne Retirement Savings Plan
Retirement Plan Committee

We have audited the accompanying statements of net assets available for benefits of the PolyOne Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/  Plante & Moran, PLLC
Cleveland, Ohio
June 19, 2015

PolyOne Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Participant directed investments, at fair value	$490,436,290	$470,306,402
Contributions receivable	281,552	291,416
Participant notes receivable	10,572,228	9,360,481
Net assets available for benefits, with investments at fair value	501,290,070	479,958,299
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(451,249)	(396,877)
Net assets available for benefits	$500,838,821	$479,561,422

See Accompanying Notes to the Financial Statements.

PolyOne Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2014
Additions
Interest and dividend income	$19,615,446
Contributions
Participant	13,167,789
Employer	10,977,302
Rollover	471,262
Other	230,940
Net realized and unrealized gains in fair value of investments	8,955,583
Interest on participant notes receivable	438,822
Total Additions	53,857,144
Deductions
Benefits paid directly to participants	35,045,761
Administrative expenses	280,820
Total Deductions	35,326,581

Net increase before transfers	18,530,563
Transfers into the plan	2,746,836
Net increase in assets available for benefits	21,277,399
Net Assets Available for Benefits
Beginning of year	479,561,422
End of year	$500,838,821

See Accompanying Notes to the Financial Statements.

PolyOne Retirement Savings Plan
Notes to Financial Statements

1. Summary Description of the Plan
General
The PolyOne Retirement Savings Plan (the Plan) is a defined contribution plan that covers all employees of PolyOne Corporation (the Company) and its' subsidiaries, other than leased employees, nonresident aliens, other employees regularly employed outside of the United States, and persons classified by the Company as anything other than employees (even if that classification is later changed). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The following summary description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is sponsored by the Company and is administered by the PolyOne Corporation Retirement Plan Committee (the Retirement Plan Committee).
Contributions
Employee
Participants may elect a bi-weekly payroll deduction from 1% to 50% of eligible earnings. The Retirement Plan Committee has the authority, at its discretion, to reduce the employees’ bi-weekly contribution percentage in order to maintain the tax-qualified status of the Plan.
The Plan offers participants the choice of after-tax savings and a pre-tax savings options. Participants may elect to participate in one or both of the savings options. Under both savings options, participants may direct that contributions be invested in any eligible funds offered by the Plan. Participants may change their investment options daily.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code, provided certain conditions are met.
Employer
The Company provides for a matching contribution equal to 100% of the first 3% and 50% of the next 3% of the participant’s eligible deferred compensation. For each payroll period, the Company intends to make a retirement contribution for each participant equal to no less than 2% of eligible earnings. Both the employer’s matching contributions and the 2% retirement contributions follow participants' investment elections.
The forfeiture account in the Plan totaled $252,592 and $255,971 at December 31, 2014 and 2013, respectively. The balance in this account will be used to fund future Company contributions. Forfeitures used to offset Company contributions totaled $246,672 during the period ended December 31, 2014.
Vesting
Participant contributions and Company matching contributions are fully vested immediately. Company retirement contributions are 100% vested after three years of service.
Participant Notes Receivable
Participants may borrow a maximum amount equal to the lesser of 50% of their vested account balance (excluding certain employer contributions) or $50,000, subject to certain Department of Labor and Internal Revenue Service requirements. The Plan provides that loan amounts must be a minimum of $1,000. The notes receivable are collateralized by the participant’s vested account balance. Interest is charged to the borrower at the prime rate of the trustee, (New York Life Insurance Company) plus 1%. Payments on notes receivable are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).
Plan Withdrawals and Distributions
Active participants may make hardship withdrawals from their salary deferral and rollover account. Age-based in-service withdrawals are available from the participants' vested account balance.
Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability, or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death, or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested portion of retirement and discretionary contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants, or a joint and 50% or 100% survivor annuity with the participant’s spouse as the joint annuitant for married participants if these options were available under their previous plan.
Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.
Administrative Expenses
The Plan has entered into agreements with certain service providers for the Plan to receive certain fee rebates which are generally used to pay administrative expenses of the Plan. Participants are charged investment management fees, which are allocated to participant accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Participant Notes Receivable
Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. See Note 4 for further discussion and disclosures related to fair value measurements.
The Plan holds the Anchor Account, which is comprised of the New York Life Insurance Company’s Pooled Separate Account. The Anchor Account is a pooled separate account made available to participating plans through a group annuity contract. The group annuity contract is an investment contract that is benefit-responsive, meaning it provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
3. Investments
The fair value (except as noted below) of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2014	2013
New York Life Insurance Anchor Account *	$80,580,170	$82,682,554
PolyOne Corporation Common Stock	86,126,743	87,854,153
PIMCO Total Return Fund	28,192,211	29,124,904
Vanguard Institutional Index	54,493,504	48,547,027
Harbor Cap Appreciation Inst	43,092,092	40,476,265
American Funds - Euro Pacific Growth	24,319,317	25,154,635
IronBridge Frontegra SMID Inst	24,590,073	28,206,698
* Reported at contract value

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31, 2014
Common Stock	$5,963,731
Mutual Funds	2,991,852
Net realized and unrealized appreciation in fair value of investments	$8,955,583

In addition to the standard investment options of the Plan, brokerage accounts are available to Plan participants through TD Ameritrade Retirement Services, and are comprised of various investments made at the sole direction of the Plan participants. Interest and dividend income of $497,728 and net realized and unrealized gains of $568,648 associated with the brokerage accounts are reflected within the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 - Fair value is based on quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets or liabilities.
Level 2 - Fair value is based on inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rate and yield curves that are observable.
Level 3 - Fair value is based on unobservable inputs for the assets or liability. Level 3 inputs include the Plan's management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.

The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within Level 1 of the valuation hierarchy. The Plan holds interests in a Stable Value Fund, which consists of an investment in the Anchor Account, which is not traded in an active market, and is valued at the net asset value per share of the fund and is classified within Level 2 of the valuation hierarchy. The fair value of the Anchor Account is based on various valuation approaches dependent on the underlying investments in the contract.

The fair values of the Plan's investments at December 31, 2014 and 2013, by asset category, are as follows:

	Assets at Fair Value as of December 31, 2014
	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Total
Mutual Funds
Large-cap domestic equity funds	$133,680,104	—	—	$133,680,104
Mid-cap domestic equity funds	27,282,052	—	—	27,282,052
Retirement aged-based balanced funds	82,677,347	—	—	82,677,347
Bond funds	31,155,571	—	—	31,155,571
International equity funds	25,401,780	—	—	25,401,780
Total Mutual Funds	300,196,854	—	—	300,196,854
Common stock - domestic	107,053,011	—	—	107,053,011
Short-term investments	2,155,006	—	—	2,155,006
Pooled separate account - Stable value fund	—	81,031,419	—	81,031,419
Total assets at fair value	$409,404,871	81,031,419	—	$490,436,290

	Assets at Fair Value as of December 31, 2013
	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Total
Mutual Funds
Large-cap domestic equity funds	$122,718,916	—	—	$122,718,916
Mid-cap domestic equity funds	28,206,698	—	—	28,206,698
Small-cap domestic equity funds	709,546	—	—	709,546
Retirement aged-based balanced funds	67,629,538	—	—	67,629,538
Bond funds	31,814,931	—	—	31,814,931
International equity funds	25,559,981	—	—	25,559,981
Total Mutual Funds	276,639,610	—	—	276,639,610
Common stock - domestic	107,819,397	—	—	107,819,397
Short-term investments	2,767,964	—	—	2,767,964
Pooled separate account - Stable value fund	—	83,079,431	—	83,079,431
Total assets at fair value	$387,226,971	83,079,431	—	$470,306,402

The Plan's policy is to recognize transfers in and out of the fair value hierarchy as of the beginning of the period for which the transfer occurred. There were no significant transfers between levels of the fair value hierarchy during 2014 and 2013.
Investments in Entities that Calculate Net Asset Value Per Share
The New York Life Insurance Company Anchor Account (the Stable Value Fund) is invested in high-quality fixed income securities. It seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest.
At December 31, 2014 and 2013, the fair value of the Stable Value Fund was $81,031,419 and $83,079,431, respectively. The contract value of the Stable Value Fund at December 31, 2014 and 2013 was $80,580,170 and $82,682,554, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.
The average yield was approximately 2.14% and 2.17% in 2014 and 2013, respectively. The average yield of the fund with an adjustment to reflect the actual interest rate credited to participants in the fund was 1.69% and 1.72% for 2014 and 2013, respectively. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at contract value is probable. Further, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Related Party Transactions
The Plan holds units of a pooled separate account fund managed by the Trustee. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
7. Income Tax Status
In 2014, the Plan received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As the Plan is tax-exempt, the Plan Administrator has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.
8. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2014
	2014	2013
Net assets available for benefits per the financial statements	$500,838,821	$479,561,422
Contributions receivable	(281,552)	(291,416)
Adjustment from fair value to contract value for fully benefit-responsive contracts	451,249	396,877
Net assets available for benefits per the Form 5500	$501,008,518	$479,666,883

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2014:

December 31, 2014
Net increase before transfers in net assets per the financial statements	18,530,563
Change in adjustment to report the stable value fund at fair value	54,372
Change in contributions receivable	9,864
Net income per Form 5500	$18,594,799

PolyOne Retirement Savings Plan
EIN: 34-1730488 Plan Number: 001
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
Year Ended December 31, 2014

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	(e) Current Value
PolyOne Stock Fund:
PIMCO Money Market Fund Admin	1,924,197	units		$2,155,006
PolyOne Corporation Common Stock*	2,271,874	shares		86,126,743
Pooled Separate Account:
New York Life Insurance Anchor Account*	81,031,419	units		81,031,419
Mutual Funds:
PIMCO Total Return Fund	2,644,673	units		28,192,211
American Funds - Washington Mutual Investors	463,282	units		18,962,145
American Funds - EuroPacific Growth	516,992	units		24,319,317
Mainstay MAP Fund I	385,951	units		17,132,363
T Rowe Price Retirement Bal	245,305	units		3,640,325
T Rowe Price Retirement 2005	143,493	units		1,865,415
T Rowe Price Retirement 2010	164,591	units		2,918,199
T Rowe Price Retirement 2015	644,766	units		9,329,758
T Rowe Price Retirement 2020	642,484	units		13,305,849
T Rowe Price Retirement 2025	941,419	units		14,789,692
T Rowe Price Retirement 2030	550,676	units		12,676,555
T Rowe Price Retirement 2035	600,573	units		10,005,538
T Rowe Price Retirement 2040	269,811	units		6,453,890
T Rowe Price Retirement 2045	207,483	units		3,319,728
T Rowe Price Retirement 2050	209,609	units		2,810,852
T Rowe Price Retirement 2055	117,321	units		1,561,546
Vanguard Institutional Index	288,830	units		54,493,504
Harbor Cap Appreciation Inst	736,365	units		43,092,092
IronBridge Frontegra SMID Inst	1,884,297	units		24,590,073
Vanguard Extended Market Index Fd Adm	40,414	units		2,691,979
Vanguard Total Int St Idx Adm	41,633	units		1,082,463
Vanguard Total Bond Mkt Ind Adm	272,618	units		2,963,360
Brokerage Account	Various investments			20,926,268
Participant Loans*	At interest rates ranging from 4.25% to 10.5%			10,572,228
				$501,008,518
* Indicates party-in-interest to the Plan.
** Not required